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                                                                   EXHIBIT 3



                               MTR GAMING GROUP, INC.
                                State Route 2 South
                                    P.O. Box 356
                            Chester, West Virginia 26034
                             Telephone: (304) 387-2400
                             Facsimile: (304) 387-1598



                                 February 18, 1998


James V. Stanton, Esq.
Stanton & Associates
1310 19th Street, N.W.
Washington, D.C.  20036


                         Re:  Nomination to Board of Directors

Dear Mr. Stanton:

     On behalf of MTR Gaming Group, Inc., I am pleased to let you know that the board of directors has nominated you for membership as an independent member of the board and the newly formed Audit Committee of the Board.

      Your compensation for service on the board will be as follows:

     1. Stock Purchase Options. Upon your acceptance of the nomination (the "Commencement Date"), for each year of service you will receive options to purchase 25,000 shares of common stock of the company (the "Options"). The Options will be exercisable for a term of five (5) years from the date of grant. For the first year of service, the grant date will be the Commencement Date.
The Options will vest and be deemed earned in tranches of 6,250 for each quarterly board meeting, audit committee meeting, or annual or special meeting of shareholders that you attend in person (for up to four meetings in any calendar year). Any Options that have not vested at the end of each calendar year shall be deemed cancelled.

     2. Shareholder Ratification. Pursuant to the new rules for the Nasdaq Small Cap Market, the Options are subject to shareholder approval. For purposes of those rules as well as Rule 16b-3(d)(2) of the Securities Exchange Act of 1934, as amended, the company will submit to its shareholders for ratification at the next annual meeting of shareholders the grant of the Options.

     3. Registration. At its sole cost, the company will register the shares of common stock underlying the Options for public sale by including such shares in any


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James V. Stanton
February 18, 1998
Page 2

registration statement the company determines to file with the Securities and Exchange Commission with respect to employee compensation.

     4. Recapitalization. If the company declares a forward or reverse split of its common stock, determines to exchange the common stock of the company for the equity securities of another issuer, or otherwise undergoes a recapitalization, then the terms of the Options shall be adjusted or exchanged equitably.

     5. Meeting Fees. For each regular meeting of the board of directors, audit committee, or shareholders you attend, you will receive a fee of $2,500 and reimbursement of expenses for travel, food, and lodging you incur in attending such meetings.

     6. If these terms are acceptable to you, please sign where indicated below and return this letter to me, at which time the Commencement Date, as defined above, will have occurred. We look forward to your joining our company.

                              Very truly yours,


                              /s/ Edson R. Arneault
                              ----------------------------
                              Edson R. Arneault, President



ACCEPTED:



/s/ James V.Stanton
-------------------------
James V. Stanton, Esquire